Exhibit 99.4

Key updates communicated during Q1 2023

31 March 2023

Key updates communicated during Q1 2023

Costs:

  - James von Moltke stated at the preliminary Q4/FY 2022 results that Deutsche Bank expects to keep its noninterest expenses in FY 2023 broadly flat to FY 2022
  - As discussed at the preliminary Q4/FY 2022 results, Deutsche Bank has established a run-rate for adjusted costs of about € 1.6bn to € 1.65bn per month with some variability in any given month; this run-rate is in-line with the Q4 level and was reiterated by Christian Sewing at the Morgan Stanley European Financials Conference
  - The bank is also working on additional cost measures to offset inflationary pressures and investments ; these measures are targeted to be more than € 2bn for the period until 2025, of which € 490m was already achieved in 2022 as presented at the preliminary Q4/FY 2022 results and reiterated by Christian Sewing at the Morgan Stanley European Financials Conference
  - Christian Sewing also highlighted that Q1 is always impacted by bank levies

Revenues:

  - At the preliminary Q4/FY 2022 results, James von Moltke stated that Deutsche Bank anticipates revenues for FY 2023 around the mid-point of a range between € 28bn to € 29bn , reflecting the impact of interest rates, particularly in the Corporate and Private Bank, and robust organic business growth, partly offset by some normalization in other businesses, notably FIC
  - With regard to Q1, Christian Sewing stated at the Morgan Stanley European Financials Conference that analyst consensus overall is roughly at the right level for revenues, though the divisional composition is different ; he stated that actual performance is expected to likely lean more towards the stable businesses ( Corporate and Private Bank ) and less towards the Investment Bank , which remains the case today ; he also noted:
  - The Corporate Bank is seeing a continuation of momentum from previous quarters, driven by net interest income, though the business is also increasing its underlying business by winning mandates in cash management, securities and trade finance
  - The Private Bank is seeing a strong Q1 driven by net interest income and underlying business growth
  - The Investment Bank anticipates strong FIC numbers , although the expectation is lower than last yea r’s quarter , which was particularly strong ; while Origination & Advisory is seeing improvement , particularly against Q3 and Q4 2022, this quarter will be still below the strong Q1 2022 level , due to lower activity levels than in last year’s quarter; overall, Investment Bank revenues in Q1 2023 look to be below current consensus
  - At the preliminary Q4/FY 2022 results, Christian Sewing said that Asset Management saw a very good start to the year in light of market conditions in the first few weeks of 2023
  - James von Moltke noted at the preliminary Q4/FY 2022 results that Corporate & Other can be volatile throughout the quarters due to items such as Valuation & Timing revenues, which tend to be uncertain
  - In addition, going forward Corporate & Other will report the results of the Capital Release Unit , which is expected to generate a pre-tax loss ; however, significantly lower than for FY 2022

Provision for credit losses:

  - At the preliminary Q4/FY 2022 results, Olivier Vigneron stated that Deutsche Bank expects the provision for credit losses for FY 2023 to be at the lower end of a range between 25 to 30 basis points of average loans, or essentially flat to FY 2022
  - This view was reiterated by Christian Sewing at the Morgan Stanley European Financials Conference , and he added that the provision for credit losses for Q1 2023 is expected to be in a range of € 350m to € 375m

Capital and capital distribution:

  - At the preliminary Q4/FY 2022 results, Christian Sewing reconfirmed the ambition to distribute € 8bn of capital for the years 2021 to 2025
  - James von Moltke also stated that due to a lack of clear visibility on upcoming regulatory model reviews, Deutsche Bank decided to be prudent on capital distribution and refrain from announcing a share repurchase program on February 2, 2023
  - At the Morgan Stanley European Financials Conference, Christian Sewing stated that given the jump-off point of the CET1 ratio at Q4 2022 and intra-quarter developments, optimism and confidence is growing on announcing share buybacks in H2 2023

Annual Report (2023 Outlook):

  - On March 1 7, 2023 , Deutsche Bank published its 2022 Annual Report which provides the outlook for the Group and divisions for FY 2023 (pages 42-44)

Structural reporting changes from January 1, 2023:

  - As announced with preliminary Q4/FY 2022 results, the Capital Release Unit will cease to be reported as a separate segment with Q1 2023 results, as it fulfilled its de-risking and cost reduction mandate from 2019 through end-2022 ; its remaining portfolio, resources and employees will be reported within the Corporate & Other segment
  - Accordingly , the Core Bank, which represents the Group excluding the Capital Release Unit, will also cease to be reported ; from January 1, 2023 onwards the Group will consist of the following segments: Corporate Bank, Investment Bank, Private Bank, Asset Management and Corporate & Other
  - On March 31, 2023, Deutsche Bank published the Financial Data Supplement for comparison periods 2021 - 2022; it reflects the new composition of Corporate & Other as well as the allocation of infrastructure costs via the Driver-Based Cost Management (DBCM) methodology , which has been effective from January 1, 2023
  - DBCM aims to provide greater transparency on drivers of infrastructure costs and while the Group’s cost/income ratio and return on tangible equity metrics will be unaffected by the change in internal cost allocations, the respective result of the divisional metrics will change . In line with the aforementioned change, the Group provides further transparency by not only reporting front-office employees but also employees in business - aligned operations and an allocation of infrastructure function employees to the divisions based on the bank’s cost allocation methodologies

Issuances:

  - Deutsche Bank has done more than half (€ 7.2bn) of its 2023 funding plan already (€ 13-18bn)
  - On March 24, 2023, the bank announced its decision to redeem the $ 1.5bn 4.296% Tier 2 due for call on May 24, 2023
  - Select issuance highlights below:
  - January 17, 2023 : CNY 1bn 3 . 210 % senior preferred with maturity in 2026, inaugural Panda bond
  - January 18, 2023 : € 1bn dual-tranche 3.000%/3.000% in covered bonds with maturity in 2027/2030
  - February 10, 2023 : $ 1.5bn 7.079% Tier 2 with maturity in 2034, replacement for announced redemption of $ 1.5bn 4.296% Tier 2
  - In January and February, the bank issued a total of € 3bn of senior non- preferred benchmarks across all major currencies (USD, EUR, GBP and CHF) in the 5-7yr space

Recent market developments:

  - At the Morgan Stanley European Financials Conference, Christian Sewing stated that Deutsche Bank had immaterial exposure to US regional banks
  - On March 20, 2023, Reuters and Bloomberg reported that Deutsche Bank had near zero exposure to Credit Suisse’s Additional Tier 1 bonds
  - At the Eurex Derivatives Forum 2023, Fabrizio Campelli added that Deutsche Bank , unlike Silicon Valley Bank, has no concentration risk on its deposit base (see Bloomberg article )
  - On March 27, 2023, Deutsche Bank disclosed a dditional information on its deposits and liquidity metrics in the Client & Creditor Overview , showing that the bank has a well-diversified portfolio across client segments and products with 87% from retail, small- and medium-sized enterprises, corporate and sovereign clients, while 71% of deposits are in the German home market; in addition, 76% of German retail deposits and 33% of the total deposit base of € 622bn are insured via statutory protection schemes; Deutsche Bank also disclosed that its liquidity coverage ratio as of March 23, 2023 was at 137% , proactively steered above the bank’s 130% target on an average basis in 2023 and the regulatory minimum of 100%
  - At the preliminary Q4/FY 2022 results, Olivier Vigneron disclosed details on Deutsche Bank's Commercial Real Estate (CRE) focus portfolio ; Deutsche Bank’s in focus CRE portfolio amounts to € 33 bn or 7% of the bank’s total loan book and comprises non-recourse lending within the core CRE business units in the Investment Bank and Corporate Bank ; the bank’s CRE lending activities are mainly first lien mortgage-secured and structured with moderate loan-to-values (LTV) ; 51% of CRE exposures are in the US, 36% in Europe, with exposure to Germany being relatively small , and 13% in Asia; loan originations are primarily focused on assets in liquid regional locations such as top-tier gateway cities ; the portfolio is diversified by property type, with the largest concentration of 34% in office space, while hospitality and retail account for only 12% and 11%, respectively ; weighted average LTV is around 61% in the Investment Bank and 53% in the Corporate Bank

Next significant events:

  - April 2 7 , 202 3 – Q 1 202 3 results – Analyst Conference Call
  - April 28 , 202 3 – Q 1 202 3 results – Fixed Income Call
  - May 17, 2023 – Annual General Meeting
  - On March 30, 2023, Deutsche Bank has published the agenda for its upcoming 202 3 Annual General Meeting on May 17, 2023; Management Board proposes a dividend of € 0 . 30 to its shareholders – in line with capital distribution plans as outlined at the Investor Deep Dive on March 10, 2022

Disclaimer

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 17, 2023 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com.